November 22, 2024

Christian Kanstrup
Chief Executive Officer
Evaxion Biotech A/S
Dr. Neergaards Vej 5F
2970 H  rsholm
Denmark

        Re: Evaxion Biotech A/S
            Registration Statement on Form F-1
            Filed November 18, 2024
            File No. 333-283304
Dear Christian Kanstrup :

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Michael D. Baird, Esq.